# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.00001
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001924162

## Reporting persons
- ICONIQ Strategic Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,002,478; shared voting power 0; sole dispositive power 1,002,478; shared dispositive power 0; aggregate amount beneficially owned 1,002,478 (0.2% of the class)
  Comment: The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- ICONIQ Strategic Partners VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 2,495,855; shared voting power 0; sole dispositive power 2,495,855; shared dispositive power 0; aggregate amount beneficially owned 2,495,855 (0.6% of the class)
  Comment: The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- ICONIQ Strategic Partners VII GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,498,333; shared voting power 0; sole dispositive power 3,498,333; shared dispositive power 0; aggregate amount beneficially owned 3,498,333 (0.9% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds.
  
  The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- ICONIQ Strategic Partners VII TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 3,498,333; shared voting power 0; sole dispositive power 3,498,333; shared dispositive power 0; aggregate amount beneficially owned 3,498,333 (0.9% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner of ICONIQ Strategic Partners GP, L.P.
  
  The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- ICQ INVESTMENTS, LP (SERIES IX): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 14,240,145; shared voting power 0; sole dispositive power 14,240,145; shared dispositive power 0; aggregate amount beneficially owned 14,240,145 (3.5% of the class)
  Comment: The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- ICQ INVESTMENTS, LP (SERIES XXII): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,639,570; shared voting power 0; sole dispositive power 3,639,570; shared dispositive power 0; aggregate amount beneficially owned 3,639,570 (0.9% of the class)
  Comment: The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- ICQ MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 17,879,715; shared voting power 0; sole dispositive power 17,879,715; shared dispositive power 0; aggregate amount beneficially owned 17,879,715 (4.4% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICQ Investments, LP (Series IX) and ICQ Investments, LP (Series XXII). ICQ Management, LLC is the general partner of ICQ Investments, LP (Series IX) and ICQ Investments, LP (Series XXII) and may be deemed to beneficially own the shares held by such funds.
  
  The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 21,378,048; shared voting power 0; sole dispositive power 21,378,048; shared dispositive power 0; aggregate amount beneficially owned 21,378,048 (5.2% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P., ICONIQ Strategic Partners VII-B, L.P., ICQ Investments, LP (Series IX) and ICQ Investments, LP (Series XXII). ICQ Management, LLC is the general partner of ICQ Investments, LP (Series IX) and ICQ Investments, LP (Series XXII) and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner of ICONIQ Strategic Partners GP, L.P. Divesh Makan is the sole managing member of ICQ Management, LLC. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VII TT GP, Ltd.
  
  The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,498,333; shared voting power 0; sole dispositive power 3,498,333; shared dispositive power 0; aggregate amount beneficially owned 3,498,333 (0.9% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner of ICONIQ Strategic Partners GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VII TT GP, Ltd.
  
  The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,498,333; shared voting power 0; sole dispositive power 3,498,333; shared dispositive power 0; aggregate amount beneficially owned 3,498,333 (0.9% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner of ICONIQ Strategic Partners GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VII TT GP, Ltd.
  
  The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, CA 94102

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners VII, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VII").
(ii) ICONIQ Strategic Partners VII-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VII-B" and together with ICONIQ VII, the "ICONIQ VII Funds").
(iii) ICONIQ Strategic Partners VII GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VII GP"), the sole general partner of the ICONIQ VII Funds.
(iv) ICONIQ Strategic Partners VII TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ VII Parent GP"), the sole general partner of ICONIQ VII GP.
(v) ICQ Investments, LP (Series IX), a Delaware limited partnership ("ICQ IX").
(vi) ICQ Investments, LP (Series XXII), a Delaware limited partnership ("ICQ XXII" and together with ICQ IX, the "ICQ Funds").
(vii) ICQ Management, LLC, a Delaware limited liability company ("ICQ Management"), the sole general partner of the ICQ Funds.
(viii) Divesh Makan, a citizen of the United States ("Makan"), the sole managing member of ICQ Management.
(ix) William J.G. Griffith, a citizen of the United States ("Griffith").
(x) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ VII Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ VII directly owns 1,002,478 shares of Class A Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock.
(ii) ICONIQ VII-B directly owns 2,495,855 shares of Class A Common Stock, which represents approximately 0.6% of the outstanding Class A Common Stock.
(iii) ICONIQ VII GP may be deemed to beneficially own an aggregate of 3,498,333 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 0.9% of the outstanding Class A Common Stock.
(iv) ICONIQ VII Parent GP may be deemed to beneficially own an aggregate of 3,498,333 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 0.9% of the outstanding Class A Common Stock.
(v) ICQ IX directly owns 14,240,145 shares of Class A Common Stock, which represents approximately 3.5% of the outstanding Class A Common Stock.
(vi) ICQ XXII directly owns 3,639,570 shares of Class A Common Stock, which represents approximately 0.9% of the outstanding Class A Common Stock.
(vii) ICQ Management may be deemed to beneficially own 17,879,715 shares of Class A Common Stock held by the ICQ Funds, which represents approximately 4.4% of the outstanding Class A Common Stock.
(viii) Makan may be deemed to beneficially own an aggregate of 21,378,048 shares of Class A Common Stock held by the ICONIQ VII Funds and the ICQ Funds, which represents approximately 5.2% of the outstanding Class A Common Stock.
(ix) Griffith may be deemed to beneficially own an aggregate of 3,498,333 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 0.9% of the outstanding Class A Common Stock.
(x) Jacobson may be deemed to beneficially own an aggregate of 3,498,333 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 0.9% of the outstanding Class A Common Stock.
Percent of class: See Item 4(a) above. The percent of class is based upon 410,091,963 shares of Class A Common Stock outstanding as of August 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2025.
Sole power to vote or to direct the vote:
ICONIQ VII: 1,002,478 shares of Class A Common Stock
ICONIQ VII-B: 2,495,855 shares of Class A Common Stock
ICONIQ VII GP: 3,498,333 shares of Class A Common Stock
ICONIQ VII Parent GP: 3,498,333 shares of Class A Common Stock
ICQ IX: 14,240,145 shares of Class A Common Stock
ICQ XXII: 3,639,570 shares of Class A Common Stock
ICQ Management: 17,879,715 shares of Class A Common Stock
Makan: 21,378,048 shares of Class A Common Stock
Griffith: 3,498,333 shares of Class A Common Stock
Jacobson: 3,498,333 shares of Class A Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ VII: 1,002,478 shares of Class A Common Stock
ICONIQ VII-B: 2,495,855 shares of Class A Common Stock
ICONIQ VII GP: 3,498,333 shares of Class A Common Stock
ICONIQ VII Parent GP: 3,498,333 shares of Class A Common Stock
ICQ IX: 14,240,145 shares of Class A Common Stock
ICQ XXII: 3,639,570 shares of Class A Common Stock
ICQ Management: 17,879,715 shares of Class A Common Stock
Makan: 21,378,048 shares of Class A Common Stock
Griffith: 3,498,333 shares of Class A Common Stock
Jacobson: 3,498,333 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners VII, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners VII-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (11/14/2025)
- ICONIQ Strategic Partners VII GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICONIQ Strategic Partners VII TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (11/14/2025)
- ICQ INVESTMENTS, LP (SERIES IX): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICQ INVESTMENTS, LP (SERIES XXII): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (11/14/2025)
- ICQ MANAGEMENT, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy (11/14/2025)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (11/14/2025)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (11/14/2025)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (11/14/2025)